UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET

PIRAEUS, 18537 GREECE

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I are the Q2 Unaudited Condensed Consolidated Financial Statements with Related Notes of Capital Product Partners L.P.

This report on Form 6-K is hereby incorporated by reference into the registrant’s registration statement, registration number 333-177491, dated October 24, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,

By: Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name:	Ioannis E. Lazaridis
Title:	Chief Executive Officer and
Chief Financial Officer of Capital GP L.L.C.

Dated: September 28, 2012

Exhibit 1

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units and earnings per unit)

	As of June 30, 2012	As of December 31, 2011
Assets
Current assets
Cash and cash equivalents	$40,130	$53,370
Trade accounts receivable	1,900	3,415
Due from related parties	33	—
Prepayments and other assets	1,214	1,496
Inventories	1,893	4,010

Total current assets	45,170	62,291

Fixed assets
Vessels, net (Note 5)	1,031,445	1,073,986

Total fixed assets	1,031,445	1,073,986

Other non-current assets
Above market acquired charters (Note 6)	47,215	51,124
Deferred charges, net	2,017	2,138
Restricted cash	10,000	6,750

Total non-current assets	1,090,677	1,133,998

Total assets	$1,135,847	$1,196,289

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt (Note 7)	$—	$18,325
Trade accounts payable	6,488	8,460
Due to related parties (Note 4)	9,023	10,572
Derivative instruments (Note 8)	1,389	8,255
Accrued liabilities	4,939	2,286
Deferred revenue (Note 4)	8,419	7,739

Total current liabilities	30,258	55,637

Long-term liabilities
Long-term debt (Note 7)	463,514	615,255
Deferred revenue	2,814	3,649
Derivative instruments (Note 8)	—	4,422

Total long-term liabilities	466,328	623,326

Total liabilities	496,586	678,963

Commitments and contingencies (Note 12)
Partners’ capital	639,261	517,326

Total liabilities and partners’ capital	$1,135,847	$1,196,289

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except number of units and earnings per unit)

	For the six-month period ended June 30,
	2012	2011
Revenues	43,783	$43,909
Revenues – related party (Note 4)	33,904	11,597

Total Revenues	77,687	55,506

Expenses:
Voyage expenses	3,259	1,776
Voyage expenses related party (Note 4)	284	—
Vessel operating expenses - related party (Note 4)	13,422	14,903
Vessel operating expenses	9,830	79
General and administrative expenses	4,547	5,195
Gain on sale of vessel to third parties	(1,296)
Depreciation	24,221	16,350

Operating income	23,420	17,203

Non operating income (expense),net:
Gain from bargain purchase (Note 3)	—	16,526
Other income (expense), net:
Interest expense and finance cost	(18,929)	(16,469)
Gain on interest rate swap agreement (Note 8)	1,447	—
Interest and other income	657	281

Total other expense, net	(16,825)	(16,188)

Net income	6,595	17,541

Preferred interest in net income attributable to preferred unit holders	4,159	—
General Partner’s interest in Partnership’s net income	$49	$351
Limited Partners’ interest in Partnership’s net (loss) / income	$2,387	$17,190
Net (loss) / income per:
• Common units (basic and diluted)	0.03	0.44
Weighted-average units outstanding:
• Common units (basic and diluted)	68,186,476	37,958,265

Comprehensive income:
Partnership’s net income	6,595	$17,541
Other Comprehensive income:
Unrealized gain on derivative instruments	9,840	8,628

Comprehensive income	16,435	26,169

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars, except distributions per unit)

	General Partner	Common Unitholders	Total	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2010	$5,584	$262,918	$268,502	$(28,742)	$239,760

Distributions declared (distributions per unit $0.465) (Note 9)	(360)	(17,645)	(18,005)		(18,005)
Partnership net income	351	17,190	17,541		17,541
Issuance of common units for vessel acquisition	—	57,055	57,055		57,055
Issuance of general partner units	1,470	—	1,470		1,470
Equity compensation expense		1,159	1,159		1,159
Other comprehensive income (note 8)				8,628	8,628

Balance at June 30, 2011	$7,045	$320,677	$327,722	$(20,114)	$307,608

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars, except distributions per unit)

	General Partner	Common Unit holders	Preferred Unitholders	Total	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2011	$11,005	$517,545	$—	$528,550	$(11,224)	$517,326

Distributions declared (distributions per unit $0.465) (note 9)	(658)	(32,258)		(32,916)		(32,916)
Partnership net income	49	2,387	4,159	6,595		- 6,595
Issuance of preferred units (note 9)			136,425	136,425		136,425
Equity compensation expense		1,991	—	1,991		1,991
Other comprehensive income (note 8)					9,840	9,840

Balance at June 30, 2012	$10,396	$489,665	$140,584	$640,645	$(1,384)	$639,261

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six-month period ended June 30,
	2012	2011
Cash flows from operating activities:
Net income	$6,595	$17,541
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	24,221	16,350
Gain from bargain purchase	—	(16,526)
Amortization of deferred charges	304	302
Gain on interest rate swap agreements (Note 8)	(1,447)	—
Gain on sale of vessel to third parties (Note 4)	(1,296)	—
Amortization of above market acquired charters (Note 6)	3,909	1,538
Equity compensation expense (Note10)	1,991	1,159
Changes in operating assets and liabilities:
Trade accounts receivable	1,515	(75)
Due from related parties	(33)	(1)
Prepayments and other assets	282	(180)
Inventory	2,117	(189)
Trade accounts payable	(2,004)	1,689
Due to related parties	(1,424)	1,048
Accrued liabilities	(340)	22
Deferred revenue	(155)	1,388

Net cash provided by operating activities	34,235	24,066

Cash flows from investing activities:
Vessel acquisitions and improvements	(185)	(26,634)
Additions to restricted cash	(3,250)	(250)
Net proceeds from sale of vessel to third parties (Note 5)	19,675	—

Net cash provided by / (used in) investing activities	16,240	(26,884)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	139,400	1,470
Proceeds from issuance of long-term debt	—	25,000
Loan issuance costs	(133)	(250)
Payments of long-term debt (Note 7)	(170,066)	—
Dividends paid	(32,916)	(18,005)

Net cash (used in)/ provided by financing activities	(63,715)	8,215

Net (decrease) / increase in cash and cash equivalents	(13,240)	5,397

Cash and cash equivalents at beginning of period	53,370	32,471

Cash and cash equivalents at end of period	40,130	37,868

Supplemental cash flow information
Cash paid for interest	$18,432	$15,804
Non-Cash Investing and Financing Activities
Units issued to acquire Patroklos (Note 3)		57,056
Capitalized vessel costs included in liabilities	59	529
Unpaid private placement costs relating to Class B preferred units	2,975	—
Acquisition of above market time charter (Notes 3, 6)	—	48,551
Unpaid loan issuance costs	—	26

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1.	Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership” or “CPP”) was formed on January 16, 2007, under the laws of the Marshall Islands for the purpose of acquiring interests in eight wholly owned subsidiaries of Capital Maritime & Trading Corp. (“CMTC” or “sponsor”), each of which owned a double-hull medium-range product tanker (the “Initial Vessels”).

The Partnership is engaged in the seaborne transportation services of crude oil and refined petroleum products, edible oils and soft chemicals, by chartering its vessels under medium to long-term time and bareboat charters.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2012.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2012 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

2.	Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2011 (the “Consolidated Financial Statements for the year ended December 31, 2011”). There have been no changes to these policies in the six-month period ended June 30, 2012.

3.	Acquisition of Patroklos (M/V Cape Agamemnon)

On June 9, 2011, the Partnership acquired the shares of Patroklos Marine Corp., the vessel owning company of the M/V Cape Agamemnon (“Patroklos”), from CMTC as it was deemed accretive to the Partnership’s distributions by the board of directors. The vessel at the time of her acquisition by the Partnership operated under a ten year time charter, with Cosco Bulk Carrier Co. Ltd. (“COSCO Bulk”), an affiliate of the COSCO Group. The time charter commenced in July 2010 and the earliest expiration date under the charter is in June 2020. The acquisition of Patroklos was unanimously approved by the Partnership’s Board of Directors following the unanimous approval and recommendation of the Board’s conflicts committee, which is comprised entirely of independent directors.

The Partnership accounted for the acquisition of Patroklos as an acquisition of a business. All assets and liabilities of Patroklos except the vessel, necessary permits and time charter agreement, were retained by CMTC. The purchase price of the acquisition has been allocated to the identifiable assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain from bargain purchase.

•	Purchase Price

The total purchase consideration of $83,525 was funded by $1,470 from available cash, $25,000 through a draw-down from the Partnership’s credit facility with Credit Agricole Emporiki Bank (Note 7) and the remaining through the issuance of 6,958,000 Partnership’s common units to CMTC at a price of $8.20 per unit as quoted on the Nasdaq Stock Exchange, the date of the acquisition of Patroklos by the Partnership. Furthermore upon the acquisition of Patroklos, the Partnership issued another 142,000 of Partnership’s common units. These units were converted into 142,000 of general partner units by the Partnership and delivered to Capital General Partner (“CGP”) in order for it to maintain its 2% interest in the Partnership. The Partnership received the amount of $1,470 in exchange for these general partner units.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisition of Patroklos (M/V Cape Agamemnon) - Continued

•	Acquisition related costs

Acquisition-related costs of approximately $409 are included in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income for the six month period ended June 30, 2011.

•	Purchase price allocation

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition.

The fair value allocated to each class of identifiable assets of Patroklos and the gain from bargain purchase recorded as non operating income, net in the Partnership’s unaudited condensed consolidated statements of comprehensive income for the six month period ended June 30, 2011 was calculated as follows:

As of June 9, 2011
Vessel	$51,500
Above market acquired time charter	$48,551
Identifiable assets	$100,051
Purchase price	(83,525)
Gain from bargain purchase	$16,526

The gain from bargain purchase of $16,526 has resulted from the decline of the Partnership’s common unit price as the 6,958,000 common units which were issued to CMTC were valued at $8.20 per unit as quoted on the Nasdaq Stock Exchange on the day of the acquisition of Patroklos, as compared to the Partnership’s common unit price of $10.35 representing a value of Partnership’s common unit on the day CMTC and the Partnership agreed on the purchase consideration, including the issuance of these common units.

After a subsequent review and reassessment of valuation methods and procedures of the $100,051 fair value amount for identifiable assets acquired, the Partnership concluded that its measurements for the assets acquired appropriately reflect consideration of all available information that existed as of the acquisition date. Therefore, the Partnership recorded a gain from bargain purchase of $16,526 in accordance with ASC Subtopic 805-30 as of the Patroklos acquisition date.

•	Identifiable intangible assets

The following table sets forth the component of the identifiable intangible asset acquired with the purchase of Patroklos which is being amortized over its duration on a straight-line basis as a reduction of revenue:

Intangible assets	As of June 9, 2011	Duration of time charter acquired
Above market acquired time charter	$48,551	9.1 years

The fair value of the above market time charter acquired was determined as the difference between the time charter rate and market rate for comparable charter on the business combination date discounted at the WACC of approximately 11%.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

3.	Acquisition of Patroklos (M/V Cape Agamemnon) - Continued

•	Pro Forma Financial Information

The supplemental pro forma financial information was prepared using the acquisition method of accounting and is based on the following:

•	The Partnership’s actual results of operations for the six month period ended June 30, 2011;and

•	Pro forma results of operations of Patroklos for the period from January 1, 2011 through June 9, 2011 as if Patroklos was operating under post acquisition revenue and cost structure.

The following table summarizes total net revenues; net income and net income per common unit of the combined entity had the acquisitions of Patroklos occurred on January 1, 2011:

For the six month period ended June 30, 2011
Total net revenues	$59,663
Net income	$19,345
Pro-forma weighted average of Partnership’s common units outstanding	44,108,983
Net income per common unit (basic and diluted)	$0.42

4.	Transactions with Related Parties

The Partnership and its subsidiaries, have related-party transactions with the Manager, due to certain terms of the following three different types of management agreements.

1.	Fixed fee management agreement: At the time of the completion of the IPO the Partnership entered into an agreement with its Manager , according to which the Manager provides the Partnership with certain commercial and technical management services for a fixed daily fee per managed vessel which covers the commercial and technical management services, the respective vessels’ operating costs such as crewing, repairs and maintenance, insurance, stores, spares, and lubricants as well as the cost of the first special survey or next scheduled dry-docking, of each vessel. In addition to the fixed daily fees payable under the management agreement, the Manager is entitled to supplementary compensation for additional fees and costs (as defined in the agreement) of any direct and indirect additional expenses it reasonably incurs in providing these services, which may vary from time to time. The Partnership also pay a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover compliance and commercial costs, which include those costs incurred by the manager to remain in compliance with the oil majors’ requirements, including vetting requirements;

2.	Floating fee management agreement: On June 9, 2011, the Partnership entered into an agreement with its Manager based on actual expenses with an initial term of five years per managed vessel. Under the terms of this agreement the Partnership compensates its Manager for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Manager. The Partnership also pays its Manager a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index; and

3.	Crude Carriers Corp. (“Crude”) management agreement: On September 30, 2011, the Partnership completed the acquisition of Crude. The five crude tanker vessels the Partnership acquired as part of the Crude’s acquisition continue to be managed under a management agreement entered into in March 2010 with the Manager whose initial term expires on December 31, 2020. Under the terms of this agreement the Partnership compensates the Manager for all of its expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating and administrative costs. The Partnership also pays its Manager the following fees:

(a) a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index;

(b) a sale & purchase fee equal to 1% of the gross purchase or sale price upon the consummation of any purchase or sale of a vessel acquired by Crude ; and

(c) a commercial services fee equal to 1.25% of all gross charter revenues generated by each vessel for commercial services rendered.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4.	Transactions with Related Parties - Continued

All the above three agreements will constitute the “Management Agreements”.

Under the terms of the fixed fee management agreement, the Manager charged the Partnership for additional fees and costs, relating to insurances deductibles, vetting, and repairs and spares that related to unforeseen events. For the six months period ended June 30, 2012 and 2011 such fees amounted to $1,016 and $246 respectively. The 2011 charge includes a $710 adjustment in order to reflect the claim proceeds the Partnership received for one of its vessels the M/T Attikos.

On April 4, 2007, the Partnership entered into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT, clerical, investor relations and other administrative services. Also the Partnership reimburses CGP for all expenses which are necessary or appropriate for the conduct of the Partnership’s business. The Partnership reimburses the Manager and CGP for reasonable costs and expenses incurred in connection with the provision of these services after the Manager submits to the Partnership an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. These expenses are included in general & administrative expenses in the unaudited condensed consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of June 30, 2012	As of December 31, 2011
Assets:
Hire receivable (c)	$33	$—

Total assets	$33	$—

Liabilities:
Manager – payments on behalf of the Partnership (a)	$7,185	$8,138
Management fee payable to CSM (b)	$1,838	$2,434

Due to related parties	$9,023	$10,572

Deferred revenue – current (e)	$6,292	$4,225

Total liabilities	$15,315	$14,797

Statement of comprehensive income

	For the six-month period ended June 30,
	2012	2011
Revenues (c)	$33,904	$11,597
Vessel operating expenses	13,422	14,903
Voyage expenses	284	—
General and administrative expenses (d)	1,539	540

(a)	Manager - Payments on Behalf of Capital Product Partners L.P. : This line item includes the Manager payments it makes on behalf of the Partnership and its subsidiaries.
(b)	Management fee payable to CSM: The amount outstanding as of June 30, 2012 and December 31, 2011 represents the management fee payable to CSM as a result of the Management Agreements the Partnership entered into with the Manager.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4.	Transactions with Related Parties – Continued

(c) Revenues: The following table includes information regarding the charter agreements that were in place between the Partnership and CMTC during the six months period ended June 30, 2012 and 2011:

Vessel Name	Time Charter (TC) in years	Commencement of Charter	Termination or earliest expected redelivery	Gross (Net) Daily Hire Rate
M/T Agisilaos	1TC	03/2010	03/2011	$12.0 ($11.9)
M/T Agisilaos	0.25 TC	03/2011	08/2011	$13.0 ($12.8)
M/T Agisilaos	1 TC	08/2011	07/2012	$13.5 ($13.3)
M/T Arionas	1 TC	10/2010	10/2011	$12.0 ($11.9)
M/T Arionas	1 TC	10/2011	09/2012	$13.8 ($13.6)
M/T Axios	1TC	02/2010	03/2011	$12.8 ($12.6)
M/T Axios	1TC	06/2012	05/2013	$14.0 ($13.8)
M/T Alkiviadis	2TC	06/2010	07/2012	$13.0 ($12.8)
M/T Amore Mio II	1 TC	01/2011	12/2011	$25.3 ($25.0)
M/T Amore Mio II	0.9 to 1.2TC	12/2011	03/2012	$18.3 ($18.0)
M/T Avax	1 TC	05/2011	05/2013	$14.0 ($13.8)
M/T Akeraios	1 TC	07/2011	07/2012	$14.0 ($13.8)
M/T Alexander the Great	1+1+1 TC	11/2011	10/2012	$28.0+$34.0+$38.0 ($27.7+$33.6+$37.5)
M/T Amoureux	1+1+1 TC	10/2011	09/2012	$20.0+$24.0+$28.0 ($19.8+$23.7+$27.7)
M/T Aias	1+1+1 TC	11/2011	10/2012	$20.0+$24.0+$28.0 ($19.8+$23.7+$27.7)
M/T Achilleas	1+1+1 TC	01/2012	12/2012	$28.0+$34.0+$38.0 ($27.7+$33.6+$37.5)
M/T Miltiadis M II	1 TC	03/2012	02/2013	$18.3 ($18.0)

(d)	General and administrative expenses: This line item mainly includes internal audit, investor relations and consultancy fees.
(e)	Deferred Revenue: As of June 30, 2012 and December 31, 2011 the Partnership received cash in advance for revenue earned in a subsequent period from CMTC.

5.	Vessels

An analysis of vessels is as follows:

	As of	As of
	June 30, 2012	December 31, 2011
Cost:
Vessels	1,193,397	1,217,606
Less: Accumulated depreciation	(161,952)	(143,620)

Vessels, net	$1,031,445	$1,073,986

All of the Partnership’s vessels as of June 30, 2012 have been provided as collateral to secure the Partnership’s credit facilities.

On February 14, 2012, the Company sold the M/T Attikos, a 12,000 dwt chemical tanker built in 2005 for net proceeds of $9,819, to an unrelated third party. The Company realized a net gain on this sale of $943.

On April 4, 2012 the Company sold the M/T Aristofanis, a 12,000 dwt, chemical tanker built in 2005 for net proceeds of $9,882, to an unrelated third party. The Company realized a net gain on this sale of $353.

On June 10, 2011 the Company acquired the shares of Patroklos, the vessel owning company of the M/V Cape Agamemnon (Note 3).

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

6.	Above market acquired charters

In June, 2011 the Partnership acquired the shares of Patroklos, the vessel-owing company of M/V Cape Agamemnon from CMTC with an outstanding time charter to COSCO Bulk terminating in June, 2020, which was above the market rates for equivalent bare-boat charters prevailing at the time of acquisition. The present value of the above market acquired time charter was estimated by the Partnership at $48,551, and recorded as an asset in the unaudited condensed consolidated balance sheets as of the acquisition date.

In August 16, 2010 the Partnership acquired the shares of the vessel-owing company of M/T Assos (renamed Insurgentes) with an outstanding bare-boat charter, which was above the market rates for equivalent bare-boat charters prevailing at the time of acquisition. The present value of the above the market acquired bare-boat charter was estimated by the Partnership at $9,000, and was recorded as an asset in the consolidated balance sheet as of the acquisition date.

For the six months period ended June 30, 2012 and 2011, revenues included a reduction of $3,909 and $1,538 as amortization of the above market acquired charters, respectively.

An analysis of above market acquired charters is as follows:

Above market acquired charters	M/V Cape Agamemnon	M/T Assos	Total
Carrying amount as at January 1, 2011	—	8,062	8,062
Acquisition	48,551	—	48,551
Amortization	(3,008)	(2,481)	(5,489)

Carrying amount as at December 31, 2011	$45,543	$5,581	$51,124

Amortization	(2,672)	(1,237)	(3,909)

Carrying amount as at June 30, 2012	$42,871	$4,344	$47,215

As of June 30, 2012 the remaining carrying amount of unamortized above market acquired time and bare-boat charters was $47,215 and will be amortized in future years as follows:

For the twelve months period ended June 30,	M/V Cape Agamemnon	M/T Assos	Total
2013	5,357	2,481	7,838
2014	5,357	1,863	7,220
2015	5,357	—	5,357
2016	5,371	—	5,371
2017	5,357	—	5,357
Thereafter	16,072	—	16,072

Total	42,871	4,344	47,215

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7.	Long-Term Debt

As of June 30, 2012 and December 31, 2011, the Partnership was in compliance with all financial debt covenants.

On February 15, 2012, an amount of $10,000 was repaid on the Partnership’s revolving credit facility of $370,000, from the proceeds of the sale of its vessel M/T Attikos (Note 5).

On April 4, 2012, an amount of $10,500 was repaid on the Partnership’s revolving credit facility of $370,000, from the proceeds of the sale of its vessel M/T Aristofanis (Note 5).

Following the issuance of Class B Convertible Preferred Units in May and June 2012 (Note 9), the Partnership repaid debt of $149,566 across its three credit facilities by using in full the net proceeds of the issuance of $136,425 and an amount of $13,141 from its available cash. Following the debt repayment of $149,566, on May 23, 2012 the Partnership’s credit facilities were amended: a) The new amortization schedule will commence in March 2016 b) the margin of the credit facility of $370,000 and $350,000 has increased to 2% and 3% respectively and c) the Partnership’s credit facility of $370,000 was converted into a term loan, and the undrawn tranche of $52,500 relating to the credit facility of $350,000 was cancelled.

The Partnership’s loan of $370,000 will be repaid in 6 equal consecutive quarterly installments of $12,975 commencing in March, 2016 plus a balloon payment due in June, 2017. The Partnership’s credit facilities of $350,000 and $25,000 will be repaid in 9 equal consecutive quarterly installments of $8,069 and $1,000 respectively commencing in March, 2016 plus a balloon payment for each facility due in March, 2018.

As of June 30, 2012 the Partnership’s loan amounts drawn under its credit facilities are as follows:

Vessel / Entity	Date	$370,000 Credit Facility (i)	$350,000 Credit Facility (ii)	$25,000 Credit Facility (iii)
M/T Akeraios	07/13/2007	$46,850	$—	$—
M/T Apostolos	09/20/2007	56,000	—	—
M/T Anemos I	09/28/2007	56,000	—	—
M/T Alexandros II	01/29/2008	48,000	—	—
M/T Amore Mio II	03/27/2008	—	46,000	—
M/T Aristofanis	04/30/2008	—	11,500	—
M/T Aristotelis II	06/17/2008	20,000	—	—
M/T Aris II	08/20/2008	24,000	1,584	—
M/V Cape Agamemnon	06/09/2011	—		19,000
Crude Carriers Corp. and its subsidiaries	09/30/2011	—	134,580	—

Total		$250,850	$193,664	$19,000

For the six month period ended June 30, 2012 and 2011 interest expense amounted to $18,379 and $15,717 respectively. As of June 30, 2012 the weighted average interest rate of the Partnership’s loan facilities was 3.14%.

8.	Financial Instruments

The carrying value of trade receivables, accounts payable and current accrued liabilities approximates their fair value. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest and pricing. In addition the Partnership’s lenders impose an additional cost if their borrowing rate exceeds effective interest rate (LIBOR) as stated in the Partnership’s loan agreements. We believe the terms of our loans are similar to those that could be procured as of June 30, 2012. Interest rate swaps are recorded at fair value in the unaudited condensed consolidated balance sheets.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8.	Financial Instruments - Continued

Derivative Instruments

The Partnership had entered into fourteen interest rate swap agreements in order to mitigate the exposure from interest rate fluctuations. Nine of the Partnership’s interest rate swap agreements under its $370,000 credit facility expired as of June 29, 2012 and the tenth was closed out upon the sale of the M/T Attikos and M/T Aristofanis. During the six month period ended June 30, 2012, the Partnership closed out one interest rate swap agreements in full and one partially under its $350,000 credit facility. As of June 30, 2012, the Partnership has swapped the amount $59,084. All derivatives are carried at fair value on the unaudited condensed consolidated balance sheets at each period end. Balances as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012		December 31, 2011
	Interest Rate Swaps	Total	Interest Rate Swaps	Total
Short-term liabilities	$(1,389)	$(1,389)	$(8,255)	$(8,255)
Long-term liabilities	$—	$—	$(4,422)	$(4,422)

Total	$(1,389)	$(1,389)	$(12,677)	$(12,677)

Tabular disclosure of financial instruments is as follows:

Liability derivatives
Balance sheet location	As of June 30, 2012 Fair value	As of December 31, 2011 Fair value
Derivatives designated as hedging instruments – effective hedges
Financial instruments long-term liabilities.	$—	$4,422
Financial instruments short-term liabilities.	$296	839

Total derivatives not designated as hedging instruments – ineffective hedges
Financial instruments short-term liabilities.	$1,093	7,416

Total Derivatives	$1,389	$12,677

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8.	Financial Instruments - Continued

The table below shows the effective portion of the Partnership’s derivatives recognized in Other Comprehensive Income (“OCI”), the realized losses from net interest rate settlements transferred from OCI into the unaudited condensed consolidated statements of comprehensive income and the amounts remaining in OCI for the six months period ended June 30, 2012 and 2011 respectively:

Derivatives for cash flow hedging relationships	Amount of Loss Recognized in OCI on Derivative (Effective Portion)		Location of Gain/(loss) Reclassified into Income (Effective Portion)	Amount of Loss Reclassified from OCI into Income (Effective Portion)		Amount of Gain Remaining in OCI on Derivative (Effective Portion)		Location of Gain/(loss) Recognized in income (ineffective portion	Amount of Gain/ (Loss) recognized in income
	2012	2011		2012	2011	2012	2011		2012	2011
Interest rate swaps	(1,857)	(2,163)	Interest expense and finance cost	(11,697)	(10,791)	9,840	8,628	Gain on interest rate swap agreement	1,447	—

The Partnership follows the accounting guidance for derivative instruments which requires disclosure that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The Partnership’s interest rate swap agreements, entered into pursuant to its loan agreements, are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparable, interest rates, yield curves and other items that allow value to be determined. Fair value of the interest rate swaps is determined using a discounted cash flow method based on market-base LIBOR swap yield curves. The fair value of the Partnership’s interest rate swaps is the estimated value of the swap agreements at the reporting date, taking into account current interest rates and the forward yield curve and the creditworthiness of the Partnership and its counterparties.

Derivatives	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011	$(12,677)	—	$(12,677)	—

June 30, 2012	$(1,389)	—	$(1,389)	—

Following the partial repayment of the Partnership’s credit facilities in May 2012 (Note 7), the sale of the M/T Attikos and M/TAristofanis (Note 5) resulting the termination of the swap agreement equals to $20,500 and the termination of nine interest rate swap agreements in June 2012, the Partnership’s interest rate swap agreements were reduced to three. As of June 30, 2012 the interest rate swap agreements as presented in the table below qualify as a cash flow hedge and the changes in their fair value are recognized in accumulated other comprehensive income/(loss).

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8.	Financial Instruments - Continued

Bank	Currency	Notional Amount	Fixed Rate	Trade date	Value date	Maturity date	Fair market value as of June 30, 2012
HSH Nordbank	USD	11,500	3.8950%	04.24.2008	04.30.2008	03.28.2013	296

Since, May 23, 2012 one interest rate swap of the Partnership does not qualify as cash flow hedge any longer and is presented to the table below. As a result the amount of $50, which was part of the Partnership’s accumulated other comprehensive loss (“OCL”) as of May 23, 2011, is attributable to ineffective hedges and is being amortized over their respective remaining term up to its maturity date (March 28, 2013) and is being recognized in the Partnership’s consolidated statements of comprehensive income by using the effective interest rate method.

Bank	Currency	Notional Amount	Fixed Rate	Trade date	Value date	Maturity date	Fair market value as of June 30, 2012
HSH Nordbank	USD	1,584	4.099%	08.14.2008	08.20.2008	03.28.2013	43
HSH Nordbank	USD	46,000	3.5250%	03.25.2008	03.27.2008	03.27.2013	1,050

Total derivative instruments fair value							1,093

For the six month period ended June 30, 2012 the Partnership recorded an expense of $13 from the above amortization.

For the six month period ended June 30, 2012, the Partnership recorded a gain of $8,075 as a result from the change in the fair value of derivatives that did not qualify for cash flow hedge accounting. The net result of the accumulated OCL amortization and the change of the fair value of the nine swap agreements of $1,447 is presented under other non operating income (expense) net as a “Gain on interest rate swap agreement” in the Partnership’s unaudited condensed consolidated statements of comprehensive income for the six month period ended June 30, 2012.

9.	Partners’ Capital

As of June 30, 2012 and December 31, 2011 our partners’ capital included the following units:

	As of June 30, 2012	As of December 31, 2011
Limited partner units	69,372,077	69,372,077
General partner units	1,415,757	1,415,757
Pr Preferred partner units	15,555,554	—

Total partnership units	86,343,388	70,787,834

On May 23, and June 6, 2012 the Partnership entered into a Class B Convertible Preferred Unit Subscription Agreement (the “Agreement”) with various investors. According to this Agreement the Partnership issued 15,555,554 Class B Convertible Preferred Units to a group of investors including Kayne Anderson Capital Advisors L.P., Swank Capital LLC, Salient Partners, Spring Creek Capital LLC, Mason Street Advisors LLC and its sponsor Capital Maritime and Trading Corp. for net proceeds of $136,425.

The holders of the Class B Convertible Preferred Units have the right to convert all or a portion of such Class B Convertible Preferred Units at any time into Common Units at the conversion price of $9 per Class B Convertible Preferred Unit and a conversion rate of one Common Unit per one Class B Convertible Preferred Unit. The Conversion Ratio and the Conversion Price shall be adjusted upon the occurrence of certain events as described to the Agreement.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9.	Partners’ Capital - Continued

Commencing on May 23, 2015, in the event the 30-day volume-weighted average trading price (“VWAP”) and the daily VWAP of the Common Units on the National Securities Exchange on which the Common Units are listed or admitted to trading exceeds 130% of the then applicable Conversion Price for at least 20 Trading Days out of the 30 consecutive Trading Day period used to calculate the 30-day VWAP (the “Partnership Mandatory Conversion Event”) the Partnership (acting pursuant to direction and approval of the Conflicts Committee (following consultation with the full Board of Directors), shall have the right to convert the Class B Convertible Preferred Units then outstanding in whole or in part into Common Units at the then-applicable Conversion Ratio.

The holders of the outstanding Class B Convertible Preferred Units as of an applicable record date shall be entitled to receive, when, as and if authorized by the Partnership’s board of directors or any duly authorized committee, out of legally available funds for such purpose, (a) first, the minimum quarterly Class B Convertible Preferred Unit Distribution Rate on each Class B Convertible Preferred Unit and (b) second, any cumulative Class B Convertible Preferred Unit Arrearage then outstanding, prior to any other distributions made in respect of any other Partnership Interests pursuant to this Agreement in cash. The minimum quarterly Class B Convertible Preferred Unit Distribution Rate shall be payable quarterly which is generally expected to be February 10, May 10, August 10 and November 10, or, if any such date is not a business day, the next succeeding business day.

Any distribution payable on the Class B Convertible Preferred Units for any partial quarter (other than the initial distribution payable on the Class B Convertible Preferred Units for the period from May 22, 2012 through June 30, 2012 that equals to $0.26736 for each Class B Convertible Preferred Unit ) shall equal the product of the minimum quarterly Class B Convertible Preferred Unit distribution rate of $0.21375 (equals to a 9.5% annual distribution rate, subject to adjustment in the cases where clause of change of control, and/or clause of cross default provisions of the “Agreement” applies).

No distribution on the Class B Convertible Preferred Units shall be authorized by the board of directors or declared or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law. The foregoing, distributions with respect to the Class B Convertible Preferred Units shall accumulate as of the Class B Convertible Preferred Unit distribution payment date on which they first become payable whether or not any of the foregoing restrictions in above exist, whether or not there is sufficient Available Cash for the payment thereof and whether or not such distributions are authorized. A cumulative Class B Convertible Preferred Unit arrearage shall not bear interest and holders of the Class B Convertible Preferred Units shall not be entitled to any distributions, whether payable in cash, property or Partnership Interests, in excess of the then cumulative Class B Convertible Preferred Unit arrearage plus the minimum quarterly Class B Convertible Preferred Unit distribution rate for such quarter.

With respect to Class B Convertible Preferred Units that are converted into Common Units, the holder thereof shall not be entitled to a Class B Convertible Preferred Unit distribution and a Common Unit distribution with respect to the same period, but shall be entitled only to the distribution to be paid based upon the class of Units held as of the close of business on the record date for the distribution in respect of such period; provided , however , that the holder of a converted Class B Convertible Preferred Unit shall remain entitled to receive any accrued but unpaid distributions due with respect to such Unit on or as of the prior Class B Convertible Preferred Unit distribution payment date; and provided, further , that if the Partnership exercises the Partnership Mandatory Conversion Right to convert the Class B Convertible Preferred Units pursuant to this Agreement then the holders’ rights with respect to the distribution for the Quarter in which the Partnership Mandatory Conversion Notice is received is as set forth in this Agreement.

During the six-month periods ended June 30, 2012 and 2011, the Partnership declared and paid the following distributions to its common unitholders:

Date declared	April 24, 2012	January 23, 2012	April 21, 2011	January 21, 2011
Distributions per unit declared	$0.2325	0.2325	$0.2325	$0.2325
Common units entitled to distribution	69,372,077	69,372,077	37,946,183	37,946,183
General partner and IDR distributions	$329	329	$180	$180

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

10.	Omnibus Incentive Compensation Plan

a.	Partnership’s Omnibus Incentive Compensation Plan

On April 29, 2008, the Board of Directors approved the Partnership’s Omnibus Incentive Compensation Plan (the “Plan”) according to which the Partnership may issue a limited number of awards, not to exceed 500,000 units. The Plan was amended on July 22, 2010 increasing the aggregate number of restricted units issuable under the Plan to 800,000. The Plan is administered by the General Partner as authorized by the Board of Directors. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Manager, or CMTC, or other eligible persons (collectively, “key persons”) as the General Partner, in its sole discretion, shall select based upon such factors as it deems relevant. Members of the Board of Directors are considered to be employees of the Partnership (“Employees”) for the purposes of recognition of equity compensation expense, while employees of the Manager, CMTC and other eligible persons under the plan are not considered to be employees of the Partnership (“Non-Employees”). Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

On August 25 and 31, 2010 CGP awarded 448,000 and 347,200 unvested units to Employees and Non-Employees, respectively. Awards granted to certain Employees vest in three equal annual installments. The remaining awards will vest on August 31, 2013.

All unvested units are conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date. The unvested units will accrue distributions as declared and paid which will be retained by the custodian of the Plan until the units vest at which time they are payable to the grantee. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partner’s capital.

b.	Crude’s Equity Incentive Plan

On March 1, 2010 Crude adopted an equity incentive plan according to which Crude issued 399,500 shares out of 400,000 restricted shares that were authorized. Members of the Board of Directors were considered to be employees of Crude (“Employees”), while employees of Crude’s affiliates and other eligible persons under this plan were not considered to be employees of Crude (“Non-Employees”). Awards granted to certain Employees vest in three equal annual installments. The remaining awards will vest on August 31, 2013.

All unvested shares are conditional upon the grantee’s continued service as Employee and/or Non-Employee until the applicable vesting date. The unvested shares will accrue dividends as declared and paid, which will be retained by the custodian of Crude’s equity incentive plan until the shares vest, at which time they are payable to the grantee. As unvested shares grantees accrue dividends on awards that are expected to vest, such dividends were charged to Stockholders’ equity prior to Crude’s acquisition and are charged to the Partner’s capital subsequently to the acquisition.

c.	Acquisition of Crude by the Partnership

Upon the completion of the acquisition of Crude by the Partnership on September 30, 2011, the Crude’s Equity Incentive Plan existing that date was incorporated into the Partnership’s Plan at a ratio of 1.56 common Partnership’s unit for each Crude share. The 205,000 unvested shares of Crude’s Employee award converted to 319,800 Partnership’s unvested units and the 194,400 unvested shares of Crude’s Non-Employee award converted to 303,264 Partnership’s unvested units. The terms and conditions of both plans are significantly the same and remained unchanged after the acquisition, with the exception of 20,000 Crude shares, which were converted to 31,200 Partnership’s units upon the completion of the acquisition. These Crude shares were held by those members of the Crude’s Independent Committee who were not designated by Crude to serve as a member of the Partnership board of directors and were vested in full immediately upon the consummation of the acquisition on September 30, 2011.

There were no forfeitures of awards during the period ended June 30, 2012. The Partnership estimates the forfeitures of unvested units to be immaterial. The Partnership will, however, re-evaluate the reasonableness of its assumption at each reporting period. As of June 30, 2012, the unvested units accrued $1,698 of distributions.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

10.	Omnibus Incentive Compensation Plan - Continued

	Employee equity compensation		Non-Employee equity compensation
Unvested Units	Units	Grant-date fair value	Units	Award-date fair value
Unvested on January 1, 2012	536,666	$3,985	650,464	$4,736
Granted	—	—	—	—
Vested	2,600	17	—	—
Forfeited	—	—	—	—
Unvested on June 30, 2012	534,066	$3,968	650,464	$4,736

For the six - month period ended June 30, 2012 the equity compensation expense that has been charged against income was $912 for the employee awards and $1,079 for the non-employee awards, this expense has been included in general and administrative expenses.

As of June 30, 2012, there was $2,138 of total unrecognized compensation cost related to unvested equity compensation arrangements granted under the Plan based on:

•	the grant date unit price of $8.08 on August 25, 2010 for the Employees awards that existed before the acquisition of Crude; and

•	the amortization of the fair value of equity compensation expense for Crude’s Employees awards attributable to post-combination services determined upon the completion of the acquisition of Crude.

That cost is expected to be recognized over the remaining vesting period of 1.2 years.

As of June 30, 2012, there was $2,380 of total unrecognized compensation cost related to unvested equity compensation arrangements granted to Non-Employees under the Plan, valued based on the closing unit price of $7.56 on June 30, 2012. That cost is expected to be recognized over the remaining vesting period of 1.2 years.

The Partnership has used the straight-line method to recognize the cost of the awards.

11.	Net Income Per Unit

The general partner’s, common unit holders’ and subordinated unit holders’ interests in net income are calculated as if all net income for the periods presented were distributed according to the terms of the Partnership’s Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually-defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves established by the Partnership’s board of directors to provide for the proper resources for the Partnership’s business. Unlike available cash, net income is affected by non-cash items.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the CGP, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution.

During the six-month periods ended June 30, 2012 and 2011, the Partnership’s net income did not exceed the First Target Distribution Level, and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’ s interest in net income.

The Partnership excluded the dilutive effect of 1,185,601 and 795,200 non-vested unit awards in calculating EPU for its common unit holders as of June 30, 2012 and June 30, 2011, respectively, as they were anti-dilutive. The non-vested units are participating securities because they receive distributions from the Partnership and these distributions do not have to be returned to the Partnership if the non-vested units are forfeited by the grantee.

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

11.	Net Income Per Unit - Continued

The Partnership, also, excluded the dilutive effect of the $4,159 dividends attributable to preferred unit holders in calculating EPU for its common unit holders as of June 30, 2012 as they were anti-dilutive.

The two class method was used to calculate EPU as follows:

	For the six month period ended June 30,
Numerators	2012	2011
Partnership’s net income	$6,595	$17,541
Less:
Partnership’s net income available to preferred unit holders	4,159	—
General Partner’s interest in Partnership’s net income	49	351
Partnership’s net income allocable to unvested units	41	353
Partnership’s net income available to common unit holders	$2,346	$16,837

Denominators	—	—
Weighted average number of common units outstanding, basic and diluted	68,186,476	37,958,265
Net income per common unit:
Basic and diluted	$0.03	$0.44

12.	Commitments and Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. The Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

(a)	Lease Commitments

Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancelable long-term time and bareboat charter contracts, as of June 30, 2012 are:

For the years ended June 30,	Amount
2013	$66,016
2014	56,783
2015	32,823
2016	26,729
2017	15,663
Thereafter	46,210

Total	$244,224

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

13.	Subsequent events

a)	Dividends: On July 23, 2012, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the second quarter of 2012. The second quarter common unit cash distribution was paid on August 15, 2012, to unit holders of record on August 7, 2012.

In addition, on July 23, 2012, the Board of Directors of the Partnership declared a cash distribution of $0.26736 per Class B unit for the period from May 22, 2012 through June 30, 2012. The cash distribution was paid on August 10, 2012, to Class B unit holders of record on August 3, 2012.